 EXHIBIT 1.01

HNI Corporation
Conflict Minerals Report
For the Year Ended December 31, 2023

1.Conflict Minerals Rule Overview

This conflict minerals report of HNI Corporation (the Corporation, we or our) for the year ended December 31, 2023 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule).  The Rule imposes reporting obligations on Securities and Exchange Commission (SEC) registrants manufacturing or contracting to manufacture products containing conflict minerals necessary to the functionality or production of their products.  Conflict Minerals are cassiterite, columbite-tantalite (also called coltan), gold, wolframite and their derivatives, limited to tin, tantalum, tungsten and gold (3TG).

In accordance with the Rule and SEC guidance, this report has not been audited.

2.Overview of HNI Corporation

The Corporation is a provider of workplace furnishings and residential building products, with operations and sales globally.  This report presents information for the Corporation and its consolidated subsidiaries.

The Corporation categorizes its products in two segments, workplace furnishings products and residential building products.

2.1 Workplace Furnishing Products

The Corporation designs, manufactures and markets a broad range of office furniture including panel-based and freestanding furniture systems, seating, storage, tables and architectural products.

2.2 Residential Building Products

The Corporation's line of hearth products includes a full range of gas, wood, electric, and pellet fueled fireplaces, inserts, stoves, facings, and accessories.

3.HNI Supply Chain Overview

The Corporation is a global company, with sales throughout the world and manufacturing operations in the United States, Mexico and India.  Most of our suppliers are not SEC registrants and are not subject to SEC reporting requirements.

In most instances, multiple supply chain layers exist between the Corporation and smelters or refiners.  The Corporation does not have a direct relationship with 3TG smelters or refiners.  The Corporation places responsibility on its direct suppliers for information regarding their suppliers.

The Corporation evaluated supplied materials and components, and reviewed bills of materials, to determine which products manufactured or contracted to be manufactured by the Corporation contained 3TG or could contain 3TG necessary to the product's functionality or production.  This analysis indicated 3TG were contained or potentially contained in several workplace furnishing and residential building product categories. The soldering in our LED lights, hardware and fittings, as well as certain glass components contain small amounts of tin. Printed circuit boards in some of our products contain small amounts of gold, tantalum, and tin. And, our trim work contains very small amounts of gold. The products containing or that could contain 3TG comprise a significant portion of our product lines. But, only a negligible percentage of any product’s value is derived from the 3TG contained in it.

The Corporation identified 254 suppliers that supplied materials and components that contained or potentially contained 3TG and are necessary to the functionality or production of the Corporation's products (“in-scope suppliers”).  The Corporation then segmented those in-scope suppliers into three categories based on the materials and components they supplied to the Corporation and the likelihood the product contained necessary 3TG: (i) low risk for containing 3TG, (ii) medium risk for containing 3TG and (iii) high risk for containing 3TG.

4.Reasonable Country of Origin Inquiry

To determine whether necessary 3TGs in products originated in Conflict-Affected and High-Risk Areas, The Corporation retained a third-party service provider, to assist us in reviewing the supply chain and identifying risks. The Corporation provided a list composed of suppliers and parts associated with the in-scope products.  To trace materials, and demonstrate transparency procured by the supply chain, The Corporation contacted each in-scope supplier by email to inquire about whether necessary 3TG were contained in products sold by the supplier to the Corporation during calendar year 2023 and the country of origin of those necessary 3TG.  Suppliers contacted by the Corporation were required to complete the Conflict Minerals Reporting Template (CMRT) Version 6.31 or 6.22 which is a free, standardized reporting template developed by the Responsible Minerals Initiative (RMI).

For RY2023, there were 254 suppliers in scope of the conflict minerals program and 238 provided a completed CMRT. The Corporation’s total response rate for this reporting year was 93.70%.

The majority of the in-scope suppliers responded to our request by providing only company-level data without specifying whether 3TG were contained in products supplied to the Corporation. Certain of the Corporation's suppliers indicated 3TG contained in the products they supplied originated solely from scrap or recycled sources.

Our reasonable country of origin inquiry investigation did not produce sufficient information from suppliers for the Corporation to determine whether the necessary 3TG in the Corporation's products originated in the covered countries or whether the necessary 3TG were from recycled or scrap sources. Therefore, the Corporation undertook due diligence measures to gather more information about the source and chain of custody about the 3TG in our products.

5.Design of Due Diligence Framework

The Corporation designed its program to conform, in all material respects, with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tantalum, tin and tungsten.

Due diligence requires The Corporation’s necessary reliance on data provided by direct suppliers and third-party audit programs. There is a risk of incomplete or inaccurate data as the process cannot be fully owned by The Corporation. However, through active risk identification, and risk assessment, as well as continued outreach and process validation, risk gaps can be mitigated. This aligns with industry standards and market expectations for downstream companies’ due diligence.

6.Due Diligence Measures Performed

OECD Step 1: Establish Strong Company Management Systems

Internal Compliance Team

The Corporation's management system includes a leadership team of the Senior Vice President, General Counsel and Secretary as the executive sponsor, and oversight and participation of the Director of Compliance, Vice President, Strategic Procurement

(oversight of workplace furnishing procurement) and the Vice President, Supply Chain (oversight of building products procurement).

A core team conducted the due diligence measures and provided updates and reported to the leadership team throughout the process utilizing face-to-face meetings and written reports. The core compliance team included representatives from the Corporation's Law, Internal Audit, Procurement and Global Sourcing departments.

Control Systems

The Corporation primarily worked directly with its suppliers to determine upstream entities in the supply chain. The Corporation participated in work groups within the National Association of Manufacturers (NAM), Manufacturers Alliance and with the Business and Institutional Furniture Manufacturers Association (BIFMA) to identify common industry suppliers and centralize the engagement and training efforts. It is the Corporation’s policy to retain relevant supplier responses documentation for no less than five (5) years.

The Corporation maintains a conflict minerals policy. The policy is referred to in the Corporation’s Supplier Code of Conduct, has been distributed to certain targeted suppliers and is publicly available at investors.hnicorp.com/governance/governance-documents/. Our corporate website and its contents are provided for convenience only.  The website and its contents are not incorporated by reference into this Report nor deemed filed with the Securities and Exchange Commission.

Supplier Engagement and Training

To educate our suppliers about the requirements of the Rule, the Corporation offered to its in-scope suppliers access to online resources and training and personal assistance as required.  The Corporation also provided background materials and an overview of the Rule to in-scope suppliers it contacted.

The Corporation’s Supplier Code of Conduct includes a conflict minerals provision and its standard supply agreements include a contractual provision addressing 3TG sourcing and information.

Grievance Mechanism

The Corporation established multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of The Corporation’s policies, including conflict minerals. Suppliers and others outside of the Corporation may report any policy violations or issues through the Corporation's Speak Up! ethics hotline at www.speakup.hnicorp.com.

Maintain Records
The Corporation has adopted a document retention policy to retain conflict minerals related documents, including supplier responses to CMRTs and the sources identified within each reporting period, has been implemented. The Corporation stores all of the information and findings from this process in a database that can be audited by internal or external parties.

OECD Step 2: Identify and Assess Risk in the Supply Chain
We reviewed the responses provided by our suppliers to determine if their responses were incomplete, inconsistent with other responses from similar suppliers, or contained what we believed could be inaccurate information. After identifying incomplete, inconsistent or inaccurate responses, we followed-up with suppliers to obtain more complete and accurate responses.
o28 of our in-scope suppliers that provided completed CMRT’s provided lists of smelters and refiners. We reviewed those responses and followed-up with suppliers when certain red flag events occurred. Those red flags and the relevant follow-up steps included:
Lack of response from a high risk supplier – requested the supplier provide a response

Incomplete response from a high risk supplier – requested the supplier provide a completed response
Statement by high risk supplier that products did not contain 3TG – if not previously disclosed, requested the supplier reconsider response and provide confirmation or correction
Statement by high risk supplier that products contained 3TG - if not previously disclosed, requested explanation of how they determined products contained 3TG and the country of origin of the 3TG
oWe reviewed smelter information received from supplier responses, eliminated duplicate names, and corrected what we believed to be misspellings or incidental omissions of smelter and refiner names and smelter identification numbers.
oWe compared the names and smelter identification numbers of the smelters and refiners received from suppliers against the lists on the RMI website to determine which smelters and refiners listed by our suppliers have been designated as conformant, active or not known to be smelters or refiners by the Responsible Minerals Assurance Program (“RMAP”).
oIn addition, suppliers are guided to the educational materials on mitigating the risks identified through the data collection process.
oSuppliers are also evaluated on program strength, which assists in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program is based on certain questions in the CMRT related to the suppliers’ conflict minerals practices and policies.

    OECD Step 3: Design and Implement Strategy to Respond to Identified Risks

The Corporation developed a plan for addressing red flags and conducting due diligence on supplier responses requiring follow-up.  As stated, the plan took into account the risk-based categorization of the supplied product in determining the appropriate level of follow-up. The core compliance team provided regular updates to the executive sponsors and senior leadership throughout the compliance effort. Following the conclusion of the Corporation's conflict minerals effort for 2023, a report was provided to the Corporation’s senior leadership team.

We have not terminated any suppliers as a direct result of our due diligence.  Our conflict minerals policy provides for engagement with any supplier not complying with our policy and, if compliance cannot be attained within a reasonable period, the option of sourcing from a new supplier.  Given the lack of infrastructure and transparency to determine if 3TG present in our products support conflict in the covered countries, we focused on continuing supplier education and emphasis on the Corporation’s commitment to use only conformant 3TG materials in products we manufacture or contract to manufacture.

OECD Step 4: Carry Out Independent Third-Party Audit of Smelter or Refiner Due Diligence

The Corporation is several layers removed from the smelters where 3TG minerals are processed and is therefore not well-positioned to require or implement audits of these smelters ourselves.  We believe audits of smelters’ and refiners’ due diligence practices conducted by the RMAP or other third parties are the best way to identify smelters and refiners having due diligence systems in place to promote responsible sourcing.

OECD Step 5: Report Annually on Supply Chain Due Diligence

This Conflict Minerals Report details the design and implementation of the Corporation's compliance effort and provides an overview of engagement with suppliers.  This Conflict Minerals Report is publicly available on the Corporation's website at www.hnicorp.com/investors/corporate-governance and is filed with the SEC. Information found on or accessed through this website is not considered part of this report and is not incorporated by reference herein.

This year The Corporation has also considered impacts from the EU Conflict Minerals Regulation when disclosing details with regards to due diligence efforts. The Corporation will continue to expand efforts both for transparency through the data collection process and risk evaluation, as well as the disclosure of efforts through the form of public report.

7.Due Diligence Results

    7.1 Supply Chain Outreach Results

Most of our suppliers who responded to our request and indicated the presence of 3TG in the products they supply did provide a smelter or refiner list. But, some of those indicated they did not receive 100% response from their suppliers.  A majority of the provided information was at a company level, as opposed to a product or user-defined level.  The Corporation continues to work with its suppliers to obtain complete and product level information, however given this year’s results, we could not determine which smelters and refiners our suppliers named actually processed the necessary 3TG in the Corporation’s products.

The Corporation has not listed smelter and refiners named by its suppliers because it does not have sufficient detail to determine which facilities actually processed the necessary 3TG in our products. But, on an aggregated basis, after the Corporation eliminated duplications and removed the names of facilities that were not known to be smelters or refiners, our suppliers identified 350 unique smelter and refiner names, including approximately 174 gold refiners, 36 tantalum smelters, 87 tin smelters and 53 tungsten smelters.  The Corporation compared those smelters and refiners to the smelter and refiner lists maintained by the RMAP.

The comparison of the smelter and refiner names indicate our suppliers named 90 conformant gold refiners, 34 conformant tantalum smelters, 67 conformant tin smelters and 35 conformant tungsten smelters. The comparison of the smelter and refiner names also indicates our suppliers named 3 active gold smelters, 1 active Tungsten smelter and 2 active tin smelters.

7.2 Country of Origin of Our Necessary 3TG

Based on the responses provided by our suppliers, the Corporation did not receive sufficient information to identify the country of origin of the necessary 3TG in our products. Accordingly, we are unable to disclose the country of origin of the necessary 3TG in our products for the 2022 calendar year.

8.     Risk Mitigation Steps

For RY 2024, The Corporation intends to take, the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in The Corporation’s products could originate from Conflict-Affected and High-Risk Areas:
•Continue to evaluate upstream sources through a broader set of tools to evaluate risk. These include, but are not limited to:
oUsing a comprehensive smelter and refiner library with detailed status and notes for each entity.
oScanning for verifiable media sources on each smelter and refiner to flag risk issues.
oComparing the list of smelters/refiners against government watch and denied parties lists.
•Engage with suppliers more closely, and provide more information and training resources regarding responsible sourcing of 3TGs.
•Encourage suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from such suppliers.
•Continue to include a conflict minerals flow-down clause in new or renewed supplier contracts, as well as included in the terms and conditions of each purchase order issued.
•Following the OECD Guidance process, increase the emphasis on clean and validated smelter and refiner information from the supply chain through feedback and detailed smelter analysis.

9.    Forward-Looking Statements

Certain statements contained in this Report, including those made under the “Risk Mitigation Steps” section, reflect the Corporation’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Corporation’s operations and business environment, which are difficult to predict and are beyond the control of the Corporation. Factors that could adversely affect our future performance include (1) those described under the heading “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 30, 2023, (2) the responsible sourcing of 3TG in our supply chain by our direct and indirect suppliers and (3) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of 3TG contained in our supply chain.